SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2006. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page
1 2

Copies of the disclosure letters we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the following:

unaudited financial statements of the Company as at and for the year ended December 31, 2007;

mandatory conversion of Series V and VI Convertible Preferred Stock;

record date for the Annual Meeting of Stockholders of the Company;

appointment of Regulatory Affairs and Policies Head;

appointment of Chief Governance Officer; and

cash dividend declaration on the Company’s Common Capital Stock and Series V and VI Convertible Preferred Stock.

10 7

Exhibit 1

March 4, 2008

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head – Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the unaudited financial statements of the Company as at and for the year ended December 31, 2007.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

March 4, 2008

Securities & Exchange Commission

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1, we submit herewith five (5) copies of SEC Form 17-C with a press release attached thereto regarding the unaudited financial statements of the Company as at and for the year ended December 31, 2007.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8534
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,185,395 As of December 31, 2007	N/A	N/A
		Total No. of Stockholders	Domestic	Foreign

------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  4 March 2008

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

____________________________________________________________

____________________________________________________________

____________________________________________________________

Exhibit 1

PLDT Press release

FULL YEAR 2007 CONSOLIDATED NET INCOME REACHES P36 BILLION;

CORE NET INCOME OF P35.2 BILLION UP 11% VS LAST YEAR

FINAL AND SPECIAL DIVIDENDS APPROVED; 100% DIVIDEND PAYOUT AT P 184 PER SHARE;

CELLULAR SUBSCRIBER BASE EXCEEDS 31 MILLION

•         Core net income at P35.2 billion, an increase of 11% from previous year’s P31.6 billion

•         Consolidated net income of P36 billion for 2007, 2% higher than P35.1 billion net income in 2006

•         Consolidated service revenues up 8% year-on-year to P135.5 billion; wireless service revenues increase 10% to P86.5 billion; ePLDT service revenues grow 59% to P10.1 billion

•         Consolidated EBITDA rises to P82.9 billion; consolidated EBITDA margin at 61% of service revenues

•         Final dividend of P68 per share declared; in addition, special dividend of P56 per share also declared. Total dividend payout for 2007 (including interim dividend) at P184 per share representing substantially 100% of core earnings per share

•         Free cash flow increased to P 46.5 billion from previous year of P 37.2 billion

•         Cellular subscriber base surpasses 31 million in February 2008

•         Broadband subscribers for the Group more than double in 2007 to 579,000. Total revenue contribution from broadband and internet services surge 46% to P7.6 billion

•         Consolidated debt declines to US$1.6 billion; net debt down to US$0.9 billion – an historic low

MANILA, Philippines, 4thMarch 2008 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced unaudited consolidated net profit of P36.0 billion for the year 2007, an increase of 2% from the P35.1 billion net profit reported last year. This year’s results benefited from a decline in additional depreciation charges and higher foreign exchange translations gains, offset by increased provision for taxes and higher asset impairment charges. Core net income, net of these exceptional items, rose to P35.2 billion in 2007, 11% over the core net income of P31.6 billion recorded in 2006. Consolidated service revenues increased by 8% to P135.5 billion, notwithstanding the 10% appreciation of the peso which negatively impacted 38% of the PLDT Group’s revenues that are dollar-linked. Consolidated EBITDA improved by 4% to P82.9 billion; EBITDA margin declined to 61% mainly on account of forex impact on dollar-linked revenues and certain exceptional expense items.

Core earnings attributable to each common share reached P184 per share, an increase of 9% compared with P169 per share last year.

The Group’s consolidated balance sheet continued to strengthen with consolidated debt balances down to US$1.6 billion. Net debt as at 31st December 2007 stood at US$ 0.9 billion. Net debt to EBITDA and net debt to equity improved to 0.42 times and 0.31 times, respectively.

Page 5 of 10

Exhibit 1

Consolidated free cash flow remained strong at P46.5 billion in 2007 despite the increases in capital expenditures and working capital requirements. Consolidated capital expenditures increased to P25 billion, or 20% higher than 2006 levels, and were primarily utilized to accelerate the capacity and rollout of the wireless and broadband network as a result of higher than anticipated subscriber growth. Total capital expenditures for 2007 remained below annual depreciation costs and represented 18% of service revenues. Capital expenditures for the Group are expected to remain at approximately P25 billion in 2008.

Approximately P18.3 billion of our cash was utilized to pay down debt with another P28.2 billion used to pay out cash dividends, excluding the dividends declared earlier today.

The Company’s Board of Directors, in its meeting today, declared a final dividend of P68 per share, fulfilling the Company’s commitment to pay out a minimum ratio of 70% of core earnings. In addition, the Board also approved a special dividend of P56 per share. Added to the previously paid interim dividend of P60 per share paid in September 2007, total dividends for the year will amount to P184 per share, representing a payout of substantially 100% of 2007 core earnings. This compares with an 85% payout ratio on 2006 core earnings, which includes a special dividend as well. Total dividend payments for 2007 increased by 50% to P28.2 billion, from P18.8 billion in 2006.

“We are extremely pleased that our record earnings and robust cashflows allow us to declare both a final dividend of P68 per share as well as a special dividend of P56 per share, bringing total dividends for 2007 to P184 per share, inclusive of the interim dividend of P60 per share paid earlier. This unprecedented 100% dividend payout of Core EPS, following the 85% payout for 2006, reflects the continued strength of PLDT’s financial position, and affirms our commitment to increase returns to our shareholders whenever possible”, stated Manuel V. Pangilinan, PLDT Chairman.

Wireless: Setting the Pace

Consolidated wireless service revenues rose to P86.5 billion for the full year 2007, 10% higher than the P78.4 billion realized last year, with cellular subsidiaries, Smart Communications, Inc (“Smart”) and Pilipino Telephone Corporation (”Piltel”) continuing their stellar performances. Service revenues of P22.4 billion in the fourth quarter were 6% higher than the third quarter revenues due to the increased usage normally associated with the holiday season and 10% higher than the fourth quarter revenue of P20.4 billion reported in 2006.

Consolidated wireless EBITDA improved by 10% to P55.3 billion in 2007 from P50.3 billion in 2006 while EBITDA margins remained steady at 64% in the face of higher revenues.

The PLDT Group’s total cellular subscriber base for the year grew by 5.9 million to 30 million at year-end. For the year, Smart recorded net additions of approximately 3.2 subscribers while Talk ‘N Text added about 2.7 million subscribers to end 2007 with 20.3 million and 9.7 million subscribers, respectively. In February 2008, the PLDT Group’s cellular subscriber base surpassed the 31 million mark as Smart and Piltel added about one million new subscribers in the first two months of the year.

Page 6 of 10

Exhibit 1

In 2007, Smart continued to successfully defend its market leadership by developing innovative voice and text packages that drive activations, boost usage and strengthen brand equity.

“Smart’s continued strong subscriber growth belies the belief that the Philippines’ high penetration rate is indicative of slowing market demand. This strong growth is manifested in our capital expenditure levels as we expanded both capacity and coverage to accommodate our increasing subscriber base. We are also gratified with the success of our segmented approach that allows us to offer customized promotions to segments of our subscriber base and address their specific needs, without diluting our overall revenue base," stated Napoleon L. Nazareno, President and CEO of PLDT and Smart.

Smart’s wireless broadband service - branded SmartBro (ang broadband ng bayan) – sustained its excellent performance as its wireless broadband subscriber base grew 148% to reach 302,000 at the end of 2007, adding approximately 180,000 new subscribers for the year. Smart now has 2,780 wireless broadband-enabled base stations providing high-speed internet access to over 625 cities and municipalities all over the Philippines. Wireless broadband revenues grew 190% to about P2.4 billion in 2007, an improvement of 190% over the P823 million achieved in 2006. In November 2007, SmartBro enhanced its wireless broadband portfolio with Plug-It, a service offering instant internet access through a portable wireless modem. Plug-It provides internet access in all areas where there is Smart network coverage.

“By optimizing our various technologies, we have made our wireless broadband service into another pillar of strength for Smart to stand on. Our investment in this space will accelerate as we seek to solidify our leadership in the overall broadband space,” added Nazareno.

PLDT Fixed Line: Facing the Future

Fixed Line service revenues decreased slightly by 1% to P48.6 billion in 2007 from P49.2 billion in 2006 as improvements in data revenues, both from corporate data and residential DSL services, were offset by the decline in revenues from the local exchange and ILD services. Our dollar-linked revenues arising from the local exchange and ILD businesses were adversely impacted by the 10% appreciation of the average US dollar/peso exchange rate in 2007. Fixed Line revenues would have improved 3% year-on-year if foreign exchange rates had remained stable.

Retail DSL continued to grow as broadband subscribers nearly doubled to 264,000 in 2007 from 133,000 at the end of 2006. PLDT DSL generated P4.1 billion in revenues for 2007, up 18% from P3.5 billion in 2006, accounting for 54% of the PLDT’s broadband and internet revenues for the year.

Fixed Line EBITDA in 2007 declined 7% to P26.4 billion in line with the decrease in revenues as impacted already by forex movement, and by cash costs associated with manpower rightsizing initiatives. Consequently, EBITDA margin likewise declined to 54%.

Exhibit 1

On 4th December 2007, Piltel and PLDT executed an Asset Sale and Purchase Agreement covering the sale and purchase of assets relating to Piltel’s fixed line or LEC business. The sale is still subject to the fulfillment of certain closing conditions, including the procurement of the requisite regulatory approvals.

"Our recent organizational changes in our fixed line business and organization underscore our commitment to match our financial success with equally exceptional service, organization and culture. To this end, we have reorganized ourselves to ensure that the Fixed Line continues to make the necessary changes in order to transform our business and our people and become more customer-centric," declared Nazareno.

ePLDT: Gearing Up for Growth

ePLDT, the Group’s information and communications technology arm, reported service revenues of P10.1 billion for 2007, a 59% increase from P6.3 billion last year, driven by the continued growth in the call center business (ePLDT Ventus) and the consolidation of SPi Technologies (SPi), after its acquisition in July 2006. Despite their significant growth, ePLDT’s revenues were likewise adversely impacted by the strong appreciation of the peso since approximately 82% of its service revenues are denominated in U.S. Dollars. As a result, ePLDT’s EBITDA margin for 2007 declined to 11% compared with 14% in 2006. ePLDT would have reported an additional 74% growth in revenues if the peso had remained stable year-on-year. ePLDT’s revenues now account for 7% of the PLDT Group’s consolidated revenues.

Consolidated call center revenues continued to make significant gains, growing 24% to P3.3 billion as a result of increased capacity utilization and billable hours, for new and existing clients, and despite the appreciation of the peso. ePLDT Ventus now operates nine facilities with combined seats of 6,400.

SPi, on the other hand, generated revenues of P5.3 billion in 2007. In addition to the Philippines and the USA, SPi has operations in India and Vietnam. Consolidated seats total 4,500 of which 80% are located in the Philippines. SPi was ranked third globally among the “Leader - Emerging Asian Markets”, sixth in “Best Performing BPO Provider” and ninth among “Top Leaders in Human Capital Development” in the 2008 Global Outsourcing 100 Survey conducted by Global Services Magazine and neoIT, an outsourcing advisory firm.

ePLDT core income for 2007 increased by 160% to P 687 million from P 264 million in 2006.

“The continuing integration of SPi and Ventus proceeds apace and has resulted in operating efficiencies and enhanced processes across both companies which we anticipate will contribute to improved margins in due course. We also have high expectations for improving results from our world-class data center, VITRO, which recently achieved its ISO27001:2005 and ISO9001:2000 recertification as well as PEZA accreditation.,” said Ray C. Espinosa, ePLDT President and CEO.

Exhibit 1

PLDT at 80 – Changing Lives

“As we celebrate PLDT’s 80th year in the Philippines, we take pride in PLDT’s accomplishments and the positive effect we have had on the lives of our fellow Filipinos,” stated Pangilinan. “We are determined to make this milestone year even more special by delivering outstanding results – we expect to sustain our strong performance through 2008, our core net income this year being guided at P37 billion. We also renew our commitment to continue investing in our country by providing the needed infrastructure and value-driven services that make a difference.”

Pangilinan concluded by saying that “As we pursue our strategic goal of transforming PLDT from an integrated telco into a customer-centric, multi-media company delivering communications, information, technology - especially mobile commerce- and entertainment, we have, over several years, initiated a number of organizational changes that have propelled us to higher levels of developmental challenges.  These initiatives have produced unprecedented profits these past years.  Of course, our overarching goal is to make PLDT a truly world class company - in terms of profits, customer orientation, and quality of service”.

###

Exhibit 1

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua Melissa V. Vergel de Dios Ramon R. Isberto

Tel No: 816-8213 Tel No: 816-8024 Tel No: 511-3101

Fax No: 844-9099 Fax No: 810-7138 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

Exhibit 2

March 4, 2008

Philippine Stock Exchange

4/F PSE Center

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head – Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 2

March 4, 2008

Securities and Exchange Commission

SEC Building

EDSA, Mandaluyong City

Attention: Atty. Justina F. Callangan

Director, Corporation Finance Dept.

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith five (5) copies of SEC Form 17-C with respect to certain discloseable events/information.

Thank you.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 2

COVER SHEET

P	W	-	5	5
SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8405
Contact person	Contact Telephone No.

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,185,189 As of January 31, 2008	NA	NA
Total No. of Stockholders	Domestic	Foreign

----------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 2

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1. 4 March 2008

Date of Report (Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

11.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

____________________________________________________________

____________________________________________________________

____________________________________________________________

Exhibit 2

We disclose that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (the “Company”) held on March 4, 2008, the following matters were approved or authorized:

1. (a) The issuance of a notice to the holders of all outstanding shares of the Company’s Series V Convertible Preferred Stock and Series VI Convertible Preferred Stock originally issued on June 4, 2001, (the “June 4, 2001 CPS”), that all June 4, 2001 CPS outstanding as of the record date fixed by the Board shall be mandatorily converted into shares of the Company’s Common Stock effective on June 5, 2008.

(b) The record date for the determination of holders of outstanding June 4, 2001 CPS subject to mandatory conversion is June 4, 2008.

Enclosed is a copy of the aforementioned notice.

2. (a) The Annual Meeting of Stockholders of the Company will be held on June 10, 2008 (the second Tuesday of June as provided in the Company’s By-laws) at 4:00 o’clock P.M. in Makati City, Philippines.

(b) The record date for the determination of stockholders entitled to notice of and to vote at said Annual Meeting is April 10, 2008. The transfer books of the Company will not be closed.

(c) In accordance with the Company’s By-Laws, the nominations for election of directors/independent directors at the Annual Meeting of Stockholders shall be submitted to the Board of Directors through the President or Corporate Secretary at the Company’s principal place of business at least sixty (60) working days before the meeting or by March 11, 2008.

3. The appointment of Atty. Ray C. Espinosa as Regulatory Affairs and Policies Head of the Company, effective March 4, 2008. Atty. Espinosa is concurrently the President of ePLDT, Inc., a wholly owned subsidiary of the Company.

4. The appointment of Ms. Ma. Lourdes C. Rausa-Chan as Chief Governance Officer of the Company, effective March 4. 2008. Ms. Rausa-Chan is concurrently the Head of Corporate Affairs and Legal Services of the Company.

5. The declaration of the following cash dividends out of the unrestricted retained earnings of the Company as of December 31, 2007:

Exhibit 2

a. Regular Dividend of P68.00 per outstanding share of the Company’s Common Stock, payable on April 21, 2008 to the holders of record on March 19, 2008;

b. Special Dividend of P56.00 per outstanding share of the Company’s Common Stock, payable on April 21, 2008 to the holders of record on March 19, 2008;

c. P4.675 per outstanding share of the Company’s Series V Convertible Preferred Stock, for the quarter ending April 15, 2008, payable on April 15, 2008 to the holders of record on March 20, 2008; and

d. US$.09925 per outstanding share of the Company’s Series VI Convertible Preferred Stock, for the quarter ending April 15, 2008, payable on April 15, 2008 to the holders of record on March 20, 2008.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE

TELEPHONE COMPANY

By:

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

March 4, 2008

Exhibit 2

SECRETARY’S CERTIFICATE

I, MA. LOURDES C. RAUSA-CHAN, Corporate Secretary of Philippine Long Distance Telephone Company (the “Company”) hereby certify that:

1. At a meeting of the Board of Directors of the Company held on March 4, 2008, the following resolution was approved and adopted:

“RESOLVED, that June 4, 2008 be, and said date is hereby, fixed as the record date for the determination of holders of outstanding shares of Series V Convertible Preferred Stock and Series VI Convertible Preferred Stock originally issued on June 4, 2001 which will be mandatorily converted to shares of Common Stock on June 5, 2008.”

2.         The aforequoted resolution is still in full force and effect.

IN WITNESS WHEREOF, I have set my hand and affixed the seal of the Company this 4th day of March, 2008 at Makati City, Philippines.

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

SUBSCRIBED AND SWORN to before me this 4th day of March, 2008 at Makati City, affiant exhibited to me her Philippine Passport No. VV0332654 issued in Manila by the Department of Foreign Affairs on May 29, 2007 and valid until May 29, 2012.

(signed)

Atty. Aileen D. Regio

Notary Public for the City of Makati

Until December 31, 2008

Appointment No. M 200

Roll of Attorneys No. 42228

PTR No. 0011688 – 01/09/08

Lifetime IBP No. 02776 – 01/18/02

9/F MGO Bldg., Dela Rosa St.

Legaspi Village, Makati City

Metro Manila

Doc. No. 089

Page No. 19

Book No. IV

Series of 2008.

NOTICE OF MANDATORY CONVERSION OF

SERIES V AND VI CONVERTIBLE PREFERRED STOCK

OF PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

To the Holders of Series V and VI Convertible Preferred Stock of

Philippine Long Distance Telephone Company

We wish to advise that pursuant to the terms of the Company’s Series V Convertible Preferred Stock and Series VI Convertible Preferred Stock (“CPS V” and “CPS VI”, respectively), all outstanding shares of CPS V and CPS VI originally issued on June 4, 2001 (the “June 4, 2001 CPS”) will be mandatorily converted into shares of the Company’s Common Stock effective on June 5, 2008 (respectively, the “Mandatory Conversion” and the “Mandatory Conversion Date”).

The Company has fixed June 4, 2008 as the Record Date for the determination of holders of outstanding June 4, 2001 CPS subject to Mandatory Conversion. On Mandatory Conversion Date, each share of June 4, 2001 CPS outstanding as of the Record Date will be converted into one (1) share of Common Stock of the Company (the “Converted Common Shares”). The stock certificate(s) representing the Converted Common Shares will be registered in the names of the registered owners of the converted June 4, 2001 CPS.

The Hongkong and Shanghai Banking Corporation (HSBC), transfer agent of the Company, will notify the registered owners of the converted June 4, 2001 CPS (the “Holders”) of the availability of the stock certificate(s) representing the Converted Common Shares. HSBC will release the stock certificate(s) to each Holder only upon compliance by such Holder of the following: (1) surrender to HSBC of duly endorsed certificate(s) representing its converted June 4, 2001 CPS; (2) submission to HSBC of a letter in the form of Annex A (for Holders of June 4, 2001 CPS V) and Annex B (for Holders of June 4, 2001 CPS VI) hereof, containing representations, warranties and undertakings in favor of PLDT; and (3) payment of any taxes, duties and fees which are for such Holder’s account.

Holders will have the right to require the Company to repurchase the Converted Common Shares for 30 days following the Mandatory Conversion Date (the "Put Option"). We will provide more details regarding the Put Option, including exercise and price information, on the Mandatory Conversion Date.

Payment of dividends on the converted June 4, 2001 CPS accruing from April 16, 2008 to June 4, 2008 will be made on June 23, 2008, and the corresponding dividend check(s) will be delivered to the respective addresses on record of the Holders of converted June 4, 2001 CPS.

Any inquiries you may have with respect to the Mandatory Conversion should be addressed to HSBC c/o Mr. Weiser Co at telephone number (632) 8305399 or via e-mail at weiserco@hsbc.com.ph.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By :

Name :

Title :

ANNEX A

Date:

To: Philippine Long Distance Telephone Company

("PLDT")

(A) We are the registered holders, as of June 4, 2008, of _________ Series V Convertible Preferred Shares of PLDT originally issued on June 4, 2001 (our “June 4, 2001 CPS V”). In connection with the Mandatory Conversion of our June 4, 2001 CPS V, on June 5, 2008, we agree to accept ________ shares of common stock of Pesos 5.00 each in the capital of PLDT ("the Converted Common Shares") issued upon mandatory conversion of our June 4, 2001 CPS V, and hereby authorize the entry of our name in the register of stockholders of PLDT in respect thereof.

(B) We, or the person(s) who own the beneficial interest in the June 4, 2001 CPS V, understand that the Converted Common Shares issued upon mandatory conversion of such June 4, 2001 CPS V have not been and will not be registered under the Securities Act and agree that if we, or such person(s), should sell or transfer such Converted Common Shares we, or such person(s), will do so only in compliance with the Securities Act and other applicable laws and only:-

(a) outside the United States in accordance with Regulation S; or

(b) in accordance with Rule 144 under the Securities Act, if available.

We, or the person(s) who own the beneficial interest in the June 4, 2001 CPS V, understand and agree that the Converted Common Shares issued on conversion of the June 4, 2001 CPS V shall not be deposited into any unrestricted depository receipt facility for Common Shares established or maintained by a depository bank unless and until such Common Shares are no longer "restricted securities" within the meaning of Rule 144 under the Securities Act.

We, or the person(s) who own the beneficial interest in the June 4, 2001 CPS V, understand and agree that the Converted Common Shares issued on conversion of the June 4, 2001 CPS V will bear a legend substantially as follows.

THE COMMON SHARES REPRESENTED BY THIS SHARE CERTIFICATE HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY OTHER APPLICABLE SECURITIES LAWS, AND NEITHER SUCH COMMON SHARES NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED OR DISPOSED OF UNLESS SO REGISTERED, EXCEPT (I) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT, OR (II) IN ACCORDANCE WITH RULE 144 UNDER THE SECURITIES ACT, IF AVAILABLE. THE COMMON SHARES REPRESENTED BY THIS CERTIFICATE SHALL NOT BE DEPOSITED INTO ANY UNRESTRICTED DEPOSITARY RECEIPT FACILITY FOR COMMON SHARES ESTABLISHED OR MAINTAINED BY A DEPOSITARY BANK UNLESS AND UNTIL SUCH COMMON SHARES ARE NO LONGER "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144 UNDER THE SECURITIES ACT.

Upon receipt by PLDT at its principal office of a written request from the beneficial holder of the securities represented by such certificate, such legend shall be removed from such certificate in connection with a sale by such holder if such holder has delivered to PLDT at such office an opinion of U.S. counsel reasonably satisfactory to PLDT that such sale is exempt from the registration requirements of the Securities Act pursuant to Rule 904 under Regulation S or, if available, Rule 144.

Yours faithfully,

For and on behalf of

[Name of Registered Owner of the Conversion Shares]

By :

Name :

Title :

ANNEX B

Date:

To: Philippine Long Distance Telephone Company

("PLDT")

(A) We are the registered holders, as of June 4, 2008, of _________ Series VI Convertible Preferred Shares of PLDT originally issued on June 4, 2001 (our “June 4, 2001 CPS VI”). In connection with the Mandatory Conversion of our June 4, 2001 CPS VI, on June 5, 2008, we agree to accept ________ shares of common stock of Pesos 5.00 each in the capital of PLDT (the “Converted Common Shares") issued upon mandatory conversion of our June 4, 2001 CPS VI, and hereby authorize the entry of our name in the register of stockholders of PLDT in respect thereof.

(B) We, or the person(s) who own the beneficial interest in the June 4, 2001 CPS VI, understand that the Converted Common Shares issued upon mandatory conversion of such June 4, 2001 CPS VI have not been and will not be registered under the Securities Act and agree that if we, or such person(s), should sell or transfer such Converted Common Shares we, or such person(s), will do so only in compliance with the Securities Act and other applicable laws and only:-

(a) outside the United States in accordance with Regulation S; or

(b) in accordance with Rule 144 under the Securities Act, if available.

We, or the person(s) who own the beneficial interest in the June 4, 2001 CPS VI, understand and agree that the Converted Common Shares issued on conversion of the June 4, 2001 CPS VI shall not be deposited into any unrestricted depository receipt facility for Common Shares established or maintained by a depository bank unless and until such Common Shares are no longer "restricted securities" within the meaning of Rule 144 under the Securities Act.

We, or the person(s) who own the beneficial interest in the June 4, 2001 CPS VI, understand and agree that the Converted Common Shares issued on conversion of the June 4, 2001 CPS VI will bear a legend substantially as follows.

THE COMMON SHARES REPRESENTED BY THIS SHARE CERTIFICATE HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY OTHER APPLICABLE SECURITIES LAWS, AND NEITHER SUCH COMMON SHARES NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED OR DISPOSED OF UNLESS SO REGISTERED, EXCEPT (I) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT, OR (II) IN ACCORDANCE WITH RULE 144 UNDER THE SECURITIES ACT, IF AVAILABLE. THE COMMON SHARES REPRESENTED BY THIS CERTIFICATE SHALL NOT BE DEPOSITED INTO ANY UNRESTRICTED DEPOSITARY RECEIPT FACILITY FOR COMMON SHARES ESTABLISHED OR MAINTAINED BY A DEPOSITARY BANK UNLESS AND UNTIL SUCH COMMON SHARES ARE NO LONGER "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144 UNDER THE SECURITIES ACT.

Upon receipt by PLDT at its principal office of a written request from the beneficial holder of the securities represented by such certificate, such legend shall be removed from such certificate in connection with a sale by such holder if such holder has delivered to PLDT at such office an opinion of U.S. counsel reasonably satisfactory to PLDT that such sale is exempt from the registration requirements of the Securities Act pursuant to Rule 904 under Regulation S or, if available, Rule 144.

Yours faithfully,

For and on behalf of

[Name of Registered Owner of the Conversion Shares]

By :

Name :

Title :

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: March 4, 2008